

February 19, 2015

Via E-Mail
Christopher Sabec
Chief Executive Officer
Rightscorp, Inc.
3100 Donald Douglas Loop North
Santa Monica, CA 90405

> **Re:** **Rightscorp, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 6, 2015**
> **File No. 333-199991**

Dear Mr. Sabec:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Where we refer to prior comments we are referring to our letter dated February 2, 2015.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dependence on Major Customers, page 16

1. We note that the term of the agreements filed as exhibits 10.7 and 10.8 appears to have expired. Your agreement with BMG Rights Management states that it expires as of 30 November 2012, while the agreement with Warner Bros. Entertainment covers a three-month trial period that appears to have commenced in March 2013. Your disclosure regarding these agreements, however, indicates that "[y]our standard contract with customers is for an initial one-year term, which renews automatically for successive one-month terms, unless either party terminates upon 30 days' written notice to the other party." Please tell us whether the agreements filed as exhibits 10.7 and 10.8 remain in effect, and identify the provisions in the agreements, if any, providing for automatic renewal, as described in your document. In addition, revise your disclosure as necessary

to ensure that the prospectus contains accurate information regarding the term of these material agreements, as well as the term provided for in your standard contract. Please also ensure that any amendments to your agreements with BMG Rights Management and/or Warner Bros. Entertainment are filed as exhibits.

You may contact Juan Migone, Staff Accountant, at (202) 551- 3312, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser

cc: Via E-Mail
        Henry Nisser, Esq.
        Sichenzia Ross Ference Friedman LLP